Response Biomedical Leases New Long-Term Facility

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, May 18, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced that it has entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company’s operations beginning in early 2008. Initial capital modifications to the facility, which will begin immediately, are to be financed by the landlord and managed by the Company.

“This is an exciting new project for Response Biomedical that is consistent with our future growth prospects as we and our partners expand the commercial opportunities for the RAMP platform. It is also a tremendous vote of confidence by the largest biotechnology real estate and laboratory owner in North America.” said Bill Radvak, President and CEO.

Duane Morris, Response Biomedical’s Chief Operating Officer, added “As we scale up manufacturing to meet the anticipated needs of our current partners, Shionogi and 3M Medical, it is extremely important that we have a long-term facility with the capacity to meet projected demand. Further, we expect to require additional production capacity for our very promising cardiovascular platform, particularly with the US approval and launch of the RAMP NT-proBNP test expected later this year. This facility will be custom designed and we believe will meet our demands for years to come. We are truly fortunate, in this very tight commercial real estate environment, to find such a tremendous fit and to be working with such a stellar company as Alexandria.”

About Alexandria Real Estate Equities, Inc.
Alexandria Real Estate Equities, Inc. is the largest owner and pre-eminent first-in-class international real estate investment trust focused principally on the ownership, operation, management, acquisition, redevelopment and selective development of properties containing office/ laboratory space.

Alexandria is the leading provider of real estate to the life science industry, and has an outstanding nine year track record as a NYSE listed company with an approximate $5.2 billion total market capitalization, as of March 31, 2007. Alexandria provides high quality real estate, technical infrastructure, services and capital to the broad and diverse life science sector.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is

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ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staph A and Flu A/B Tests are now complete and analysis of the data is underway, with commercialization expected in 2007.

In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; adverse results or unexpected delays in product development and clinical trials; our ability to effectively and efficiently manage the planned growth of our operations; competition including competition from others with significantly more resources; changes in business strategy or development plans; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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